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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12B-25

                                                Commission File Number  0-26682
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                             NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 1996
                   -----------------
[  ] Transition Report on Form 10-K and   [  ] Transition Report on
     Form 10-KSB                                Form 10-Q and Form 10-QSB
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K




For the Transition Period Ended:
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                           PART I.  REGISTRANT INFORMATION

Full name of registrant:        TECHNOLOGY FLAVORS & FRAGRANCES, INC.
                              ----------------------------------------------
Former name if applicable:  N/A
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Address of principal
executive office  (STREET AND NUMBER):     10 EDISON STREET, EAST
                                       -------------------------------------
City, State and Zip Code:     AMITYVILLE, NEW YORK 11701
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                          PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Technology Flavors & Fragrances, Inc. (the "Company") is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 1996 without unreasonable effort or expense within the prescribed time period due to unforeseen delays encountered in completing the Company's audited financial statements.

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                             PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Joseph A. Gemmo          (516)                         842-7600
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          (Name)           (Area code)                 (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes     [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a net loss of approximately $2,537,000 for the year ended December 31, 1996 as compared to a net loss of approximately $367,000 for the prior period. The increase in net loss for 1996 was primarily attributable to: (i) expenditures of approximately $781,000 for research, development, start-up and preproduction activities on a new customer product, (ii) additional hiring of key management, sales and technical personnel and significant expenditures for professional and consulting fees, and (iii) costs in connection with the integration of the Company's acquisition of Seafla, Inc. acquired in December 1995.

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                        TECHNOLOGY FLAVORS & FRAGRANCES, INC.
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                     (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 1997             By:    /s/ Joseph A. Gemmo
                                      -----------------------------------------
                                      Joseph A. Gemmo
                                      Vice President and Chief Financial Officer



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